[AtheroGenics Letterhead]

October 10, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:           AtheroGenics, Inc.
Form T-3 filed August 20, 2008 (File No. 22-28876)
Request for Withdrawal of Form T-3

Ladies and Gentlemen:

Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, request is hereby made by AtheroGenics, Inc., a Georgia corporation (the “Company”), to withdraw the Application for Qualification of Indenture on Form T-3 (File No. 22-28876) together with all exhibits thereto (the “Form T-3”), effective as of the date hereof, or as early as practicable hereafter.  The Form T-3 has not been declared effective, and no securities were issued in connection with the Form T-3.

The Company is making this request for withdrawal because the Company was unable to successfully restructure its capital structure outside of bankruptcy.  Accordingly, the Company respectfully requests the Commission to grant Company’s application to have the Form T-3 withdrawn pursuant to Section 307 of the Trust Indenture Act of 1939.

Please contact me at (678) 336-2500 with any questions concerning this request for withdrawal.

 Sincerely,

/s/MARK P. COLONNESE
Mark Colonnese
Executive Vice President, Commercial Operations and Chief Financial Officer

cc:           Mr. Joe Gaynor – AtheroGenics, Inc.
Mr. Keith Townsend – King & Spalding LLP